PROMISSORY NOTE

April 23, 2007
Pasadena, California

$9,000,000

FOR VALUE RECEIVED, the undersigned, EVEREST PROPERTIES II, LLC, a California limited liability company (“Maker”), having its principal place of business at 199 South Los Robles Avenue, Suite 200, Pasadena, California 91 101, promises to pay to the order of EAST WEST BANK, a California banking corporation (“Payee”), at 135 N. Los Robles, 2nd Floor, Pasadena, California 91 101, or at such other place as the holder of this Note from time to time may designate in writing, the principal sum of Nine Million Dollars ($9,000,000), or so much of such amount as may from time to time be disbursed and unpaid, together with interest on the unpaid principal amount of this Note from time to time outstanding at the “Interest Rate” (as defined below) in lawful money of the United States of America.

1.	Payments of Principal and Interest.

(a)       Interest. On May 1, 2007 and on the first day of each month after such date (each a “Payment Date”), Maker shall pay to Payee the amount of interest which shall have accrued at the Interest Rate during the calendar month (or portion of such calendar month, as applicable) immediately preceding such Payment Date.

“Interest Rate” means the “Prime Rate” (as defined below) less .125% per annum. “Prime Rate” means the variable rate of interest published in the Money Rates Section of The Wall Street Journal under the caption “prime rate.” Each change in the Prime Rate shall be effective as of the opening of business on the date announced as the effective date on which the changed Prime Rate is published. If more than one “prime rate” is published, the highest rate published shall be the Prime Rate for purposes of this Note.

(b)      Payment on Maturity Date. The entire unpaid principal amount of this Note, together with any accrued and unpaid interest and any other amounts then due under the “Loan Documents” (as defined below), shall be due and payable on April 30, 2009 (the “Maturity Date”), unless such amounts become due and payable sooner because of acceleration, in which case they shall be due and payable in full on the date of such acceleration.

2.        Payment Provisions. All payments received by Payee later than 1:00 p.m. (Los Angeles time) shall be considered received on the following business day. Interest payable under this Note shall be calculated on the basis of a 360-day year and the actual number of days elapsed. Payee may apply any payments made pursuant to the terms of this Note and the other Loan Documents in such order as it shall determine in its sole and absolute discretion.

3.        Loan Documents. Repayment of this Note is secured by a Security Agreement of this date executed by Maker for the benefit of Payee (the “Security Agreement”) and by other security evidenced by agreements, financing statements, instruments and documents executed concurrently with this Note or from time to time after this date executed and delivered by or on behalf of Maker to Payee. This Note, the Security Agreement and all other documents, agreements and instruments evidencing, securing or delivered in connection with the loan made pursuant to this Note are collectively referred to in this Note as the “Loan Documents.”

4.        Prepayment. Upon not less than two business days’ notice to Payee, Maker shall have the right to prepay amounts owing under this Note in an amount in each case of not less than $25,000.

5.        Late Charges. If any installment of principal or interest due under this Note shall become overdue for a period longer than ten days, Maker shall pay to Payee a late charge of six cents for each dollar so overdue. Maker acknowledges that late payment to Payee will cause Payee to incur costs it would not have to incur had payment been timely made, the exact amount of such costs being difficult and impracticable to assess. Such costs include, without limitation, processing and accounting charges and the potential costs to be incurred as a result of Payee’s frustration and inability to meet its other commitments. The parties agree that the late charges represent a reasonable sum considering all of the circumstances existing as of the date of this Note and represent a fair and reasonable estimate of the costs that Payee will incur by reason of late payment. The parties further agree that proof of actual damages would be costly and inconvenient. Acceptance of any late charge shall not constitute a waiver of the default with respect to the overdue amount to the extent that such overdue amount remains outstanding, and shall not prevent Payee from exercising any of the other rights and remedies available to Payee. The late charges shall be due and payable immediately without demand and shall be secured by any Loan Document which grants a security interest.

6. Events of Default and Remedies. Upon the occurrence and during the continuance of any default under any term of any Loan Document (an “Event of Default”), Payee, at its option, may:

(a)      collect interest on the entire unpaid principal amount of this Note from time to time outstanding at a rate of interest (the “Default Rate”) equal to the sum of the Interest Rate plus five percent per annum from the date of the occurrence of such Event of Default;

(b)      declare all of Maker’s obligations under this Note and any other Loan Documents to be immediately due and payable, without notice, notice being expressly waived; and

(c)      pursue each other right remedy and power available to it under this Note or any of the other Loan Documents or available to it at law or equity.

The rights, remedies and powers of Payee, as provided in this Note and the other Loan Documents, are cumulative and concurrent, and may be pursued singly, successively or together against Maker, the property described in any of the Loan Documents, any guarantor of Maker’s obligations and any other security given at any time to secure the payment of Maker’s obligations, all at the sole discretion of Payee. Payee may resort to every other right or remedy available at law or in equity without first exhausting all rights and remedies contained in this Note, the Security Agreement or the other Loan Documents, all in Payee’s sole discretion. Failure of Payee, for any period of time or on more than one occasion, to exercise its option to accelerate the Maturity Date shall not constitute a waiver of the right to exercise such right at any time during the continued existence of any Event of Default under any of the Loan Documents or in the event of any subsequent Event of Default under this Note or any of the other Loan Documents. Payee shall not by any other omission or act be deemed to waive any of its rights or remedies under this Note or the other Loan Documents unless such waiver is contained in a writing signed by Payee, and then only to the extent specifically set forth in such writing. A waiver in connection with one event shall not be construed as continuing or as a bar to or waiver of any right or remedy in connection with a subsequent event.

7.        Waivers and Consents. Maker and each endorser, guarantor, surety or accommodation party of this Note and each other person liable or to become liable for any part of the indebtedness evidenced by this Note, waives presentment for payment, demand, notice of nonpayment, notice of dishonor, protest of any dishonor, notice of protest and protest of this Note, and all other notices in connection with the delivery, acceptance, performance, default or enforcement of the payment of this Note, and agree that their liability shall be unconditional and without regard to the liability of any other party and shall not be in any manner affected by any indulgence, extension of time, renewal, waiver or modification granted or consented to by Payee. Maker and each such endorser, guarantor, surety, accommodation party and person liable or to become liable further consent to every extension of time, renewal, waiver or modification that may be granted by Payee with respect to the payment or other provisions of this Note, and to the release of any collateral given to secure the payment of amounts owing under this Note, with or without substitution, and agree that additional makers or guarantors or endorsers may become parties to this Note without notice to Maker or any other parties and without affecting the liability of Maker or any other parties under this Note.

8.	Miscellaneous.

(a)      Governing Law. All questions with respect to the construction of this Note and the rights and liabilities of the parties to this Note shall be governed by the laws of the State of California.

(b)      Binding on Successors. This Note shall inure to the benefit of, and shall be binding upon, the successors and assigns of each of the parties to this Note.

(c)	Attorneys’ Fees.

(i)       Maker shall reimburse Payee for all reasonable attorneys’ fees, costs and expenses (including those of in-house counsel), incurred by Payee in connection with the enforcement of Payee’s rights under this Note and each of the other Loan Documents, including, without limitation, reasonable attorneys’ fees, costs and expenses for trial, appellate proceedings, out-of-court negotiations, workouts and settlements or for enforcement of rights under any state or federal statute, including, without limitation, reasonable attorneys’ fees, costs and expenses incurred to protect Payee’s security and attorneys’ fees, costs and expenses incurred in bankruptcy and insolvency proceedings such as (but not limited to) seeking relief from stay in a bankruptcy proceeding. The term “expenses” means any expenses incurred by Payee in connection with any of the out-of-court, or state, federal or bankruptcy proceedings referred to above, including, without limitation, the fees and expenses of any appraisers, consultants and expert witnesses retained or consulted by Payee in connection with any such proceeding.

(ii)       Payee shall also be entitled to its attorneys’ fees, costs and expenses incurred in any post-judgment proceedings to collect and enforce the judgment. This provision is separate and several and shall survive the merger of this Note into any judgment on this Note.

(iii)     The foregoing attorneys’ fees provisions are mutual as provided in Section 1717 of the California Civil Code.

(d)      Entire Agreement. This Note and the other Loan Documents constitute the entire agreement and understanding between and among the parties in respect of the subject matter of such agreements and supersedes all prior agreements and understandings with respect to such subject matter, whether oral or written.

(e)      Waivers. Waiver by Payee of any term, covenant or condition under this Note or the other Loan Documents, or of any default by Maker under this Note or the other Loan Documents, or any failure by Payee to insist upon strict performance by Maker of any term, covenant or condition contained in this Note or the other Loan Documents, shall be effective or binding on Payee only if made in writing by Payee; no such waiver shall be implied from any omission by Payee to take action with respect to any such term, covenant, condition or default. No express written waiver by Payee of any term, covenant, condition or default shall affect any other term, covenant, condition or default or cover any other time period than the application of any such term, covenant or condition to the matter as to which a waiver has been given or the default or time period specified in such express waiver. This Note may be amended only by an instrument in writing signed by Maker and Payee.

(f)        Severability. If any part of this Note is declared invalid for any reason, such shall not affect the validity of the rest of the Note. The other parts of this Note shall remain in effect as if this Note had been executed without the invalid part. The parties declare that they intend and desire that the remaining parts of this Note continue to be effective without any part or parts that have been declared invalid.

9.  Loan Fee and Payee’s Costs. In consideration of Payee’s making the loan evidenced by this Note, Maker agrees to pay to Payee a loan fee in the amount of $11,250 and to reimburse Payee for all of its costs incurred in making such loan, including, without limitation, legal, title, recording, investigation and appraisal fees. Such loan fee shall be fully earned on the date on which the first advance under this Note is made and shall be nonrefundable. Maker consents to Payee’s withholding the amount of the loan fee and all costs incurred by Payee from the first advance under this Note.

10.     Waiver of Trial by Jury. EACH OF MAKER AND PAYEE WAIVES TRIAL BY JURY WITH RESPECT TO ANY ACTION, CLAIM, SUIT OR PROCEEDING IN RESPECT OF OR ARTSING OUT OF THIS NOTE OR THE OTHER LOAN DOCUMENTS OR THE CONDUCT OF THE RELATIONSHIP BETWEEN PAYEE AND MAKER. BOTH MAKER AND PAYEE HAVE OBTAINED THE ADVICEOF THEIR RESPECTIVE LEGAL COUNSEL BEFORE SIGNING THIS NOTE AND ACKNOWLEDGE THAT THEY VOLUNTARILY AGREED TO THIS WAIVER OF THEIR RIGHT TO A TRIAL BY JURY WITH FULL KNOWLEDGE OF ITS SIGNIFICANCE AND LEGAL CONSEQUENCE.

(Signatures on next page)

EVEREST PROPERTIES II, LLC, a California limited liability company
By:	EVEREST PROPERTIES, LLC, a California limited liability company, its Manager
	By:	/S/ W. ROBERT KOHORST
W. Robert Kohorst, its President and Manager